# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: X3 Holdings Co., Ltd., CIK 0001754323
CUSIP: G72007142
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0002073394
Persons authorized to receive notices and communications: Yuxia Xu, Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464, 65.8067.3103

## Reporting persons
- Yuxia Xu (CIK 0002073394): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 3,291,666; shared voting power 0; sole dispositive power 3,291,666; shared dispositive power 0; aggregate amount beneficially owned 3,291,666 (11.59% of the class)
  Comment: (1) The amount in row 11 represents (i) 3,200,000 Class B ordinary shares, $0.00003 par value per share, issued on January 5, 2026 and (ii) 91,666 Class B ordinary shares issues on June 18, 2025 (after giving effect to a 6-to-1 reverse stock split of 550,000 Class B ordinary shares effectuated on December 30, 2025), for a total of 3,291,666 Class B ordinary shares, held by Ms. Yuxia Xu, representing approximately 38.34% of the Issuer's total voting power.
  
  (2) The calculation of the percentage in row 13 is based on 28,409,794 Ordinary Shares of the Issuer issued and outstanding as of January 23, 2026, comprising of 20,507,763 Class A ordinary shares and 7,902,031 Class B ordinary shares, as reported by the Company.
  
  (3) Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on all matters subject to shareholder vote at general meetings.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00003 per share
Name of issuer: X3 Holdings Co., Ltd.
Address of issuer's principal executive offices: Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, Singapore (U0), 536464
Comment: This statement on Schedule 13D ("Schedule 13D") relates to the issued and outstanding (1) 20,507,763 Class A ordinary shares, US$0.00003 par value per share; and (2) 7,902,031 Class B ordinary shares, US$0.00003 par value per share (collectively, the "Ordinary Shares"), of X3 HOLDINGS CO., LTD. as of January 23, 2026, a company organized under the laws of the Cayman Islands (the "Company" or "Issuer"), whose principal executive offices are located at Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, 536464.

## Item 2. Identity and Background
Name of person filing: Name & Citizenship: Ms. Xu is a citizen of the People's Republic of China.
Residence or business address: Residence or business address: The business address of Ms. Xu is Suite 412, Tower A, Tai Seng Exchange, One Tai Seng Avenue, Singapore, 536464.
Present principal occupation or employment: Principal business of each reporting person and address: Ms. Xu is the Chief Financial Officer and Chief Operating Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person had not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person had not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 5, 2026, the Issuer issued 3,200,000 Class B ordinary shares to Ms. Xu, the Chief Financial Officer and Chief Operating Officer of the Issuer, for Ms. Xu's as equity-based rewards for outstanding services rendered during the fiscal year ended December 31, 2025, which is approved by the board of the directors of the Company on January 5, 2026. No monetary consideration was paid for the issuance of these shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Class B ordinary shares ("Shares") acquired by the Ms. Xu represent equity-based rewards granted by the Issuer to the Ms. Xu, the Issuer's Chief Financial Officer and Chief Operating Officer, in recognition of her contributions to the Issuer's achievement of key operational milestones, capital financing activities, and corporate transformation initiatives. Depending on market conditions, the Issuer's business performance, or other factors, the Reporting Person may, from time to time over the next 12 months, acquire additional securities of the Issuer, dispose of some or all of the Shares, or engage in other transactions. Except as set forth in this Item 4, the Reporting Persons does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, none of the Reporting Person has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Yuxia Xu: /s/ Yuxia Xu, Yuxia Xu (01/23/2026)